UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 16, 2019

(Date of Report (Date of earliest event reported))

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

Telephone: (813)-448-1234

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition – UPREIT Contribution

A press release (Exhibit 15.1) was issued on July 17, 2019 that on July 16, 2019, Generation Income Properties, Inc. (the “Company” or “GIP”) signed a definitive UPREIT agreement (Exhibit 6.2) to have an 35,000-square-foot, single tenant office building in Norfolk, Virginia for total consideration of $7.1 million.

GIP expects to fund the transaction with the issuance of 400,000 operating partnership units in Generation Income Properties LP (a subsidiary of GIP), priced at $5.00 per unit, for a total value of $2,000,000 plus an additional $100,000 in cash, and the assumption of approximately $5 million of existing mortgage debt. The transaction is subject to customary closing conditions and due diligence, as well as satisfactory assumption of the existing mortgage debt. The Company also anticipates refinancing the debt once the property is contributed to the Company.

An UPREIT allows current owners of properties to defer paying capital gains taxes on the transfer of assets to an operating partnership owned by a REIT, while providing the future option to convert ownership in the partnership into common shares of the REIT.

The information furnished in this Item 9.0, including Exhibits 6.1 and 15.1, is not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that Section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 10.	Exhibits

Number	Description of Exhibit

6.1	UPREIT Contribution Agreement (Norfolk, VA) dated July 16, 2019

15.1	Press release dated July 17, 2019 - UPREIT

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: July 18, 2019	By:	/s/ David Sobelman
David Sobelman
Chief Executive Officer